Exhibit 99.1

Volvo Group Inaugurates Facilities in Dubai

STOCKHOLM, Sweden--(BUSINESS WIRE)--March 20, 2006--The Volvo Group (STO:VOLVA)(STO:VOLVB)(VOLVF)(VOLVY) has opened new office and distribution facilities in Dubai, United Arab Emirates. The facilities comprise a parts distribution center, competence development center and representation offices for Volvo Trucks, Volvo Construction
Equipment and Volvo Buses.

The distribution center in Dubai will deliver spare parts to dealers for Volvo, Mack and Renault Trucks in various key markets in the Middle East. The strategic location in Dubai is a major benefit, since the distribution center provides improved access to spare parts and, as a result of shortened lead times, lower transport and inventory costs. Currently, there are more than 20,000 part numbers in inventory for trucks, construction equipment and buses.

Volvo Trucks, Volvo Construction Equipment and Volvo Buses have also decided to increase the focus on competence development in the region through opening a regional training center. The center will be used to train the local importers, who in turn will train the local personnel in accordance with the "Train the Trainer" concept.

The competence development center is equipped with premises for vehicle and equipment training as well as for component training. The premises can support training of more than 100 persons at the same time.

The facilities also include the regional representation offices for Volvo Trucks, Volvo Construction Equipment and Volvo Buses. As a consequence of the new premises, the Volvo Group Middle East unit is gathered under one address in Dubai for all business areas and business units in the Group.

March 20, 2006

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 82,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to more than 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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CONTACT: The Volvo Group
Marten Wikforss +46 31 66 11 27, +46 705 59 11 49